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SEC FILE NUMBER
8 - 69562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 02 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bankers Life Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Wacker Drive, 19th Floor
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name -- *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Cheryl Heilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers Life Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANTANEKA K BROWN-POWELL
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 18, 2022

Signature

President

Title

Notary Public

2-28-2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption from SEA Rule 15c3-3

Bankers Life Securities, Inc.

Statement of Financial Condition

As of December 31, 2019

Bankers Life Securities, Inc.

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bankers Life Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2020

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, Illinois 60606
T: (312) 298 2000; F: (312) 298 2001, www.pwc.com/us

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets:	
Cash	$ 2,968,645
Receivable from clearing broker	615,362
Commissions receivable	341,191
Receivables from registered representatives, net	80,489
Prepaid expenses	333,999
Income tax assets, net	431,603
Other assets	38,232
Total assets	$ 4,809,521
Liabilities:	
Accrued registered representative commissions	$ 600,283
Accrued expenses and other liabilities	410,888
Payables to affiliates	1,152,093
Total liabilities	$ 2,163,264
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	16,483,617
Accumulated deficit	(13,837,361)
Total stockholder's equity	2,646,257
Total liabilities and stockholder's equity	$ 4,809,521

The accompanying notes are an integral part
of the statement of financial condition.

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. Significant Accounting Policies

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivable from clearing broker

The receivable from clearing broker includes commissions from the sale of mutual funds, variable annuities and other exchange-listed securities.

Commissions receivable

Commissions receivable consist of amounts owed to the Company resulting from the sale of certain mutual funds and variable annuities which are transacted directly with the mutual fund or insurance company.

Commission revenue

Through its clearing broker, the Company buys and sells securities on behalf of its brokerage customers and charges a commission to the brokerage customer. The commission and any related clearing expenses incurred by the Company are recorded on a trade-date basis as transactions occur. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the brokerage customer.

The Company has entered into distribution agreements with various mutual funds and variable annuity carriers to distribute shares to an investing customer. The Company earns distribution fees paid by the fund or carrier up front, over time, upon the investing customer's exit from the fund, or a combination thereof. The Company believes its performance obligation is satisfied on the trade date of the shares to the investing customer. Fixed distribution fees based on specified rates and the amount invested are recognized on this trade date. Variable distribution fees are earned at specified intervals based on the value of the investing customer's remaining shares. Given the uncertainty as to the value of the shares at future points in time as well as the length of time the investing customer will remain in the investment, both of which are outside the Company's control, the Company believes recognition of variable distribution fee revenue is constrained until the market value of the fund and the investing customer's activities are known, which is generally monthly or quarterly.

Other income

The Company provides certain technology and other services to assist the registered representatives in the sale of securities, mutual funds and variable annuities, which fulfills the Company's performance obligation. The technology and other services are available to the registered representative on a continuous basis as long as the registered representative remains with the Company. Based on the uncertainty related to the length of time the registered representative will remain with the Company, revenue is recognized in the month the fee is billed to the registered representative as the uncertainty is resolved at that point in time.

Transactions fees are charged to the registered representatives based on the trade date as securities are bought or sold in brokerage accounts. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified and the price of the transaction is agreed upon.

Other income also consists of other charges to the registered representatives and interest income.

Unpaid fees are included in receivables from registered representatives on the accompanying statement of financial condition and are evaluated for collectability. As of December 31, 2019, the Company held an allowance for uncollectible amounts of $80,000.

Commission expense

Commission expense related to securities and mutual fund transactions is reported on the trade date basis of accounting. Commission expense for trail commissions is reported when related revenue is earned.

Brokerage and Clearing Fees

Brokerage and clearing fees are paid to the Company's clearing broker for the services it provides.

Regulatory Fees and Expenses

Regulatory fees and expenses consist of annual assessments made by regulators, exam fees and licensing fees.

Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchy levels are related to the amount of subjectivity associated with the inputs to determine fair value of these assets and are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, receivables, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

3. Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2019, net capital was $1,648,986 or $1,398,986 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 1.31 to 1.

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company claims exemption from the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraphs (k)(2)(i) and (k)(2)(ii).

4. Transactions with Affiliates

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. As of December 31, 2019, $212,580 was unpaid and included in payables to affiliates on the statement of financial condition.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2019, $379,237 was unpaid and included in payables to affiliates on the statement of financial condition.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2019, the Company owed BLC $543,803 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates on the statement of financial condition.

The Company's sales of variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from variable annuity carriers as a component of revenue. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2019, the Company incurred expense related to the networking agreement, of which $16,473 was unpaid at December 31, 2019, and included in payables to affiliates on the statement of financial condition.

On October 1, 2019, BLS sold $298,760 of receivables (net of an allowance for uncollectible amounts of $89,240), which primarily related to unpaid affiliation fees receivable from registered representatives, to BLC for $291,000. The transaction was accounted for as a sale.

In 2019, the Company received capital contributions from CDOC of $4,000,000.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain

the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis and settled quarterly. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2019, the Company had a receivable of $417,351 due from affiliates for losses utilized in the consolidated return. As of December 31, 2019, the Company had a net deferred tax asset of $14,252 related to timing differences.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's statement of financial condition related to CNO's open tax years (2016 through 2019). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. Such contracts include an agreement with a clearing broker-dealer which indemnifies them against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company's exposure under contracts containing such general or specific indemnifications is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company will be required to pay a termination fee in the event either party terminates the agreement. The amount of the termination fee is as follows: $1.0 million if terminated prior to April 2020; $500,000 if terminated prior to April 2022; $350,000 if terminated prior to April 2023 and $250,000 thereafter.

As a registered broker-dealer, the Company may be engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other

regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized, and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2019.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2019.

7. Market and Credit Risks

Mutual fund and variable annuity commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Subsequent Events

Management has evaluated subsequent events through February 28, 2020, the date the statement of financial condition was available to be issued. No material subsequent events have occurred which would require an adjustment or disclosure.